SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 June 2018

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 22 June 2018 re: Transaction in Own Shares

22 June 2018

TRANSACTIONS IN OWN SECURITIES
Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from UBS AG, London Branch (the "Broker").

Ordinary Shares
Date of purchases:	22 June 2018
Number of ordinary shares purchased:	519,995
Highest price paid per share (pence):	62.1300
Lowest price paid per share (pence):	61.6500
Volume weighted average price paid per share (pence):	61.8501

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 07 March 2018, as announced on 08 March 2018.

The Company intends to cancel these Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is set out in the Schedule to this announcement.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                               +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

SCHEDULE
TRANSACTION DETAILS
Aggregated information

Date of purchase:	22 June 2018

Trading venue	Volume weighted average price (pence)	Aggregated volume
London Stock Exchange	61.8501	519,995
BATS Europe	0.0000	0
Chi-X Europe	0.0000	0
Turquoise	0.0000	0

Transaction details

Issuer name:	Lloyds Banking Group plc
ISIN:	GB0008706128
Intermediary name:	UBS Limited
Intermediary code:	UBSWGB24
Time zone:	UTC
Currency:	GBX

Number of shares purchased	Transaction price(pence per share)	Time of transaction	Trading venue	MatchId
17,848	61.6700	08:01:08	LSE	704922
1,278	61.6700	08:01:08	LSE	704920
13,558	61.6700	08:01:25	LSE	705523
12,061	61.6500	08:02:10	LSE	707315
11,995	61.7200	08:05:52	LSE	713619
10,750	61.7100	08:09:53	LSE	720139
10,616	61.7600	08:15:04	LSE	729101
7,517	61.7700	08:16:16	LSE	731165
5,332	61.7700	08:16:16	LSE	731163
11,048	61.7400	08:18:01	LSE	734110
11,295	61.6900	08:19:56	LSE	738230
910	61.6900	08:19:56	LSE	738228
11,908	61.7200	08:21:00	LSE	740294
651	61.7300	08:23:01	LSE	743951
12,545	61.7300	08:23:01	LSE	743953
7,045	61.7500	08:25:10	LSE	747900
4,800	61.7500	08:25:10	LSE	747898
664	61.7400	08:27:52	LSE	753148
12,483	61.7400	08:27:52	LSE	753146
12,648	61.7700	08:29:21	LSE	755779
8,960	61.7700	08:31:42	LSE	761671
2,735	61.7700	08:31:42	LSE	761669
11,307	61.7700	08:33:00	LSE	764038
11,844	61.8000	08:35:22	LSE	767761
17,244	61.8800	08:37:43	LSE	771613
13,822	61.8600	08:37:46	LSE	771704
7,746	61.8600	08:38:30	LSE	773022
1,815	61.8600	08:38:30	LSE	773018
2,000	61.8600	08:38:30	LSE	773020
12,461	61.8700	08:39:40	LSE	775170
4,979	61.8900	08:42:36	LSE	779879
5,711	61.8900	08:42:36	LSE	779877
8,376	61.8600	08:44:30	LSE	783841
2,268	61.8600	08:44:30	LSE	783839
12,079	61.8600	08:46:04	LSE	787434
11,783	61.9000	08:48:57	LSE	792565
9,041	61.8900	08:49:18	LSE	793354
4,031	61.8900	08:49:18	LSE	793352
401	61.9100	08:51:29	LSE	797666
6,008	61.9100	08:51:29	LSE	797664
4,392	61.9100	08:51:29	LSE	797662
10,848	61.9000	08:52:51	LSE	800225
5,397	61.9200	08:55:56	LSE	806599
5,397	61.9400	08:57:42	LSE	810076
7,562	61.9400	08:57:42	LSE	810078
13,225	61.9500	08:57:42	LSE	810065
10,875	61.9400	08:58:49	LSE	812425
751	61.9000	09:01:20	LSE	818288
12,300	61.9000	09:01:20	LSE	818286
11,128	61.9100	09:02:32	LSE	819950
13,076	61.8800	09:05:31	LSE	824258
15,614	61.9900	09:10:02	LSE	834147
2,959	62.0300	09:11:06	LSE	835821
11,369	62.0300	09:11:06	LSE	835819
12,332	62.0200	09:11:31	LSE	836639
12,923	62.0000	09:13:39	LSE	839301
109	62.0000	09:13:39	LSE	839299
11,712	62.0100	09:15:47	LSE	842506
12,381	61.9800	09:18:27	LSE	846192
14,082	62.1300	09:25:32	LSE	856469

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 22 June 2018